CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com

April 29, 2011

U.S. Securities and Exchange Commission

Attention: Mr. Jeffrey W. Long

Accountant

Office of Disclosure and Review

100 F Street, NE

Room 4460, Mail Stop 4720

Washington, DC 20549

Re:	Registration Statement on Form N-2 (File No. 333-171368) filed by Hercules Technology Growth Capital, Inc. on December 22, 2010 (the “Shelf Registration Statement”)

Dear Mr. Long:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), set forth below is the Company’s response to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company. The Staff’s accounting comments are set forth below and are followed by the Company’s responses.

1.	Comment: Please add the rates associated with the Fund’s investment in preferred stock to the Fund’s Schedule of Investments.

Response: The Company is unable to add the rates associated with its investment in preferred stock to its Schedule of Investments because the Company does not receive any guaranteed payment in connection with any of its preferred stock investments.

2.	Comment: The Staff notes that a large percentage of the Fund’s investments in senior debt securities are valued at cost. Please explain the rationale for this valuation and explain how this valuation is in accordance with the requirement to fair value the Fund’s investments in accordance with Accounting Standards Codification (“ASC”) topic 820 Fair Value Measurements and Disclosures (“ASC 820”).

U.S. Securities and Exchange Commission

April 29, 2011

Response: The Company follows the guidance set forth in ASC 820 which establishes a framework for measuring the fair value of assets and liabilities and outlines a fair value hierarchy which prioritizes the inputs used to measure fair value and the effect of fair value measures on earnings.

The Company’s debt securities are primarily invested in equity sponsored technology, life science and clean technology companies. Substantially all these investments are to private companies which rely heavily upon the support of their equity sponsors for future funding to support the company’s use of cash as they work towards a market accepted product offering, or eventually achieving sustained positive operating cash flows. These companies, which we refer to as development stage companies, generally require new equity capital every 9 to 14 months and such capital raises are often conducted in connection with a product development milestone or other advancement of such company’s intellectual property. Thus, investing in these types of businesses means investing in illiquid, high risk securities, which in the case of debt, is reflected in the total expected yield (including interest rates, fees, and original issue discount (OID)) and the type and quality of the collateral (primarily intangible assets) of the portfolio company underlying the Company’s security interest. The portfolio company’s intangible assets, such as intellectual property, patents, trademarks, trade secrets, technological knowhow, in-process engineering or other forms of intellectual property such as a development or engineering talent can be difficult to evaluate. In addition, no active liquid or secondary market has existed or can be expected to exist in the future.

The Company’s debt investments are custom structured to meet the Company’s risk/reward parameters based upon the capital structure, level of financial support, developmental stage and market addressed by each portfolio company. The Company underwrites and prices its loans to a portfolio company based on the total lending relationship. Typically, the Company’s loans are illiquid investments with short maturities (most commonly 36 months) and generally have a 3 to 12 month interest only period, followed by a straight-line amortization of principal and interest over the remaining term of the loan. These loans generally have floating interest rates and may also include an interest rate floor. In certain investments, we may provide a working capital or equipment based loan which is secured by the underlying assets. The Company is generally the only senior secured lender to the portfolio company, which includes a first lien on all of the portfolio company’s assets. In certain cases the Company will receive a negative pledge on the intellectual property giving it the first right to any proceeds from a sale of the property.

U.S. Securities and Exchange Commission

April 29, 2011

Given the nature of lending to these types of businesses, the Company’s investments in these portfolio companies are considered Level 3 assets under ASC 820 because there is no active secondary market for these investment securities to be traded or exchanged.

As part of the Company’s quarterly review process for both credit and fair value analysis, the Company documents its valuation process in a Quarterly Report Memorandum, or QRM. The QRM serves as the foundation for loan monitoring, tracking and periodic assessment of fair value. Included in the QRM is an asset liquidation analysis as well as an analysis of the value of the portfolio companies to public comparables which includes both recently completed M&A transactions and current comparable companies valuation comparison using observation inputs such as P/E, P/EBTIDA, P/S, EV/EBITDA Market Cap/EV, EV/S both on a current market condition but also over the expected net twelve months. The Company conducts a full review of its portfolio investments quarterly using the QRM. This evaluation examines the portfolio companies as a going concern, which includes but is not limited to considering the liquidation value of both its tangible and intangible assets, as appropriate, as compared to its outstanding loan balance.

In addition to the QRM process, the Company had historically performed a portfolio yield analysis on a select number of investments to determine, on a hypothetical basis, the impact a change in market interest rates may have on the fair value of the loan over the remaining duration of the debt investment. Due to the floating interest rate terms and the short term nature of the investments in the Company’s portfolio, the Company concluded from this analysis that a change in interest rate did not result in a material change to the fair value of the portfolio for 2009. Therefore in accordance with the Company’s interpretation of ASC 820, the Company concluded that the fair value for a large percentage of investments approximated cost for the periods presented for 2009.

During the quarter ended December 31, 2010, and in connection with the year-end audit process, the Company corrected the valuation process to refine its application of ASC 820. The Company applied a new procedure that assumes a sale of investment in a hypothetical market to a hypothetical market participant where buyers and sellers are willing participants. The hypothetical market does not include scenarios where the underlying security was simply repaid or extinguished, but includes an exit concept.

Under the new process, the Company has continued to evaluate the collateral for recoverability of the debt investments as well as apply all of its historical fair value analysis excluding its interest rate sensitivity analysis, which was replaced by the

U.S. Securities and Exchange Commission

April 29, 2011

hypothetical market participant method, as discussed above. The Company uses pricing on recently issued comparable debt securities to determine the baseline hypothetical market yields as of the measurement date. The Company considers each portfolio company’s credit rating, security liens and other characteristics of the investment to adjust the baseline yield to derive a hypothetical yield for each investment. The anticipated future cash flows from each investment are then discounted at the hypothetical yield to estimate each investment’s fair value as of the measurement date.

The Company’s audited consolidated financial statements for the year ended December 31, 2010 reflect the fair value of its debt investments in accordance with ASC 820 using the new valuation procedure. The Company determined that if it had analyzed the fair value of its investments for the year ended December 31, 2009 using this procedure, the result to the 2009 consolidated financial statements would not have been material. Accordingly, during the year ended December 31, 2010, the Company recognized additional unrealized depreciation of approximately $803,000, which is not material to the 2010 consolidated financial statements.

The information regarding the correction of the accounting process as discussed above is presented in the Annual Report on Form 10-K for the year ended December 31, 2010 and will be updated in the amendment to the Shelf Registration Statement with the 2010 financial statements.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus